UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 6

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

CLARIENT, INC.

(Name of Subject Company (Issuer))

CRANE MERGER SUB, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

GENERAL ELECTRIC COMPANY

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.01 Per Share

Series A Convertible Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock:

18048910

180RESTR

Series A Convertible Preferred Stock:

N/A

(CUSIP Number of Class of Securities)

Keith W. Newman

General Counsel

GE Healthcare

Pollards Wood

Nightingales Lane

Chalfont St. Giles HP8 4SP England

Telephone: +44 1494 544000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Zampa

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$593,084,640	$42,287

(1)	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation was calculated on the basis of (a) 118,616,928 shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of October 19, 2010 (i) 88,635,606 Common Shares issued and outstanding, (ii) 8,199,523 Common Shares issuable upon the exercise of outstanding options, (iii) 21,052,632 Common Shares issuable upon conversion of 5,263,158 shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share and (iv) 729,167 Common Shares issuable upon the exercise of outstanding warrants), multiplied by (b) the Common Share offer price of $5.00 per Common Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$42,287
Form or Registration No.:	Schedule TO
Filing Party:	General Electric Company and Crane Merger Sub, Inc.
Date Filed:	November 5, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

    If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Crane Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly owned subsidiary of General Electric Company, a New York corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 5, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser (the “Offer”) to purchase (x) all outstanding shares of common stock of Clarient, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Shares”) at a price of $5.00 per Common Share in cash and (y) all outstanding shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) at a price of $20.00 per Preferred Share in cash, in each case without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2010 and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Offer to Purchase”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Subsequent Offering Period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, December 21, 2010. The Depositary has advised Parent that, as of the expiration of the Subsequent Offering Period, a total of 81,492,883 Common Shares and 5,263,158 Preferred Shares (which were automatically converted into Common Shares after the date of tender in accordance with their terms) were validly tendered and not validly withdrawn, representing approximately 89.9% of the outstanding Common Shares and Preferred Shares on an as-converted basis. All Shares that were validly tendered and not validly withdrawn during the initial offering period and all Shares that were validly tendered during the Subsequent Offering Period have been accepted by Purchaser for payment.

On December 22, 2010, subsequent to the expiration of the Offer and pursuant to the terms of the Merger Agreement, the Purchaser exercised the Top-Up Option to purchase directly from the Company 1,100,133 Top-Up Shares at the Common Offer Price and in exchange for $11,001.33 in cash, representing the aggregate par value of the Top-Up Shares, and a promissory note issued by Purchaser to the Company in the aggregate principal amount of $5,489,663.67, bearing interest at 6% per annum and due 60 business days after the purchase of the Top-Up Shares. The Top-Up Shares, when combined with the number of Common Shares owned by General Electric and Purchaser immediately prior to the exercise of the Top-Up Option, represented at least 90% of the outstanding Common Shares.

Parent intends to consummate the Merger through a “short-form” merger in accordance with the Merger Agreement and Delaware law, to be effective as of 5:00 p.m., New York City time, on December 22, 2010. Each Common Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned directly or indirectly by the Company as treasury stock, Parent or the Purchaser, or any of their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights in accordance with applicable Delaware law) will be converted into the right to receive $5.00 in cash, without interest and less any required withholding taxes, which is the same amount per Common Share that was paid in the Offer. Following the Merger, the Common Shares will no longer be listed on the NASDAQ Capital Market.

The full text of the press release issued by Parent and the Company today, December 22, 2010, announcing the expiration and results of the Offer and the anticipated completion of the Merger is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(I)	Press Release issued by Parent and the Company on December 22, 2010.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2010	CRANE MERGER SUB, INC.

	By:	/s/ Michael A. Jones
Name: Michael A. Jones
Title: President

Date: December 22, 2010	GENERAL ELECTRIC COMPANY

	By:	/s/ Michael A. Jones
Name: Michael A. Jones
Title: Vice President, Business Development GE Healthcare

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